Filed Pursuant to Rule 433

Registration Statement (No. 333-277140-01)

Free Writing Prospectus dated August 4, 2025

KENTUCKY UTILITIES COMPANY

$700,000,000 FIRST MORTGAGE BONDS, 5.850% SERIES DUE 2055

Issuer:	Kentucky Utilities Company

Issuance Format:	SEC Registered

Trade Date:	August 4, 2025

Settlement Date:	August 13, 2025 (T+7)*

Title/Bonds:	First Mortgage Bonds, 5.850% due 2055

Principal Amount:	$700,000,000

Stated Maturity Date:	August 15, 2055

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2026

Annual Interest Rate:	5.850%

Price to Public:	99.971% of the principal amount

Benchmark Treasury:	4.625% due February 15, 2055

Benchmark Treasury Yield:	4.802%

Spread to Benchmark Treasury:	+105 basis points

Yield to Maturity:	5.852%

Optional Redemption:	Prior to February 15, 2055 (the “Par Call Date”), the Bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the Bonds matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 20 basis points less (b) interest accrued to the Redemption Date, and (2) 100% of the principal amount of the Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the Redemption Date. On or after the Par Call Date, the Bonds will be redeemable at a redemption price equal to 100% of the principal amount of the Bonds being redeemed, plus accrued and unpaid interest to the Redemption Date.

CUSIP / ISIN:	491674 BP1/ US491674BP14

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Scotia Capital (USA) Inc. MUFG Securities Americas Inc. Truist Securities, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Huntington Securities, Inc. SMBC Nikko Securities America, Inc. Academy Securities, Inc. AmeriVet Securities, Inc. Bancroft Capital, LLC

Expected Ratings:** (Moody’s / S&P Global)	A1 (Stable) / A (Stable)

*

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Bonds on the date hereof or the next five succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Bonds who wish to trade the Bonds on the date hereof or the next five succeeding business days should consult their advisors.

**

Note: Each security rating agency has its own methodology for assigning ratings. Security ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s Preliminary Prospectus Supplement, dated August 4, 2025.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.